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Vancouver, BC Canada V6C 2V6
Tel (604) 684 •  6365 Fax (604) 684 •  8092
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October 27, 2005

Mr. Yong Choi
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC    20549-7010

Via EDGAR CORRESPONDENCE

RE:	ANOORAQ RESOURCES CORPORATION
FORM 20-F FOR THE FOURTEEN MONTHS ENDED DECEMBER 31, 2004
FILED JULY 15, 2005
FILE NO. 001-31930

Dear Mr. Choi:

We acknowledge receipt of your Comment Letter dated September 6, 2005 in respect of Form 20-F filed by Anooraq Resources Corporation (the "Company") for the year ended December 31, 2004. In a previous discussion, we had indicated we would be responding by October 27, 2005. Your comments are in italics to the left, our responses to the right.

	Comment	Response

1.	Selected Financial Data, page 8	This has been clarified on page 8 of the amended 20-F.

We note you stated that the company’s annual financial statements have been audited by its independent registered public accounting firm, KPMG LLP. This statement infers annual financial statements for all five years presented have been audited by KPMG LLP. Please clarify your statement to reflect the periods audited by De Visser Gray.

	Comment	Response

2.	Financial Statements, page 86	These will be attached.

	Please include the audit reports from your current and prior independent registered public accounting firms.	The KPMG LLP opinion on the financial statements for the 14-month fiscal year ended December 31, 2004 are attached within Exhibit 15.6

The De Visser Gray opinion on the financial statements for the year ended October 31, 2003 are attached as Exhibit 15.9.

3.	Exhibits 15.7 and 15.8	The cover sheet was incorrect and has been amended.
The consolidated financial statements referenced on the cover page of Exhibit 15.8 do not correspond to consolidated financial statements included in the exhibit. Please revise as necessary.

4.
We note you included unaudited consolidated financial statements as of and for the twelve months ended October 31, 2004 and for the two months ended December 31, 2004 and three months ended January 31, 2003. Please be advised that the two months ended December 31, 2004 and three months ended January 31, 2003 are not comparative. We also note you included unaudited consolidated financial statements for the three months ended October 31, 2004 and 2003. Please tell us when you elected to change your fiscal year end and your basis for including these financial statements for purposes of complying with transition reporting requirements.

As a result of a significant acquisition in September 2004, the Company elected at that time to change its year end to December 31, in order to align its reporting cycles with its new, much larger, joint venture partner.

The Company's former year end was October 31, and the Company did have a review done by its auditors for the twelve month period ended October 31, 2004 and a formal audit for the 14 month period ended December 31, 2004.

Because the financial statements for the 12 months ended October 31, 2004 had been reviewed we felt the higher degree of confidence provided by these financial statements (versus transition period statements for the 2 months ended December 31, 2003, which had not been reviewed nor audited) would be appropriate.

Comment		Response

Your transition period appears to be between November 1, 2003 and December 31, 2003, the period between the closing of your most recent fiscal year and the opening date of your newly selected fiscal year. For a transition period that is six months or less, but more than one month, we would generally require the following:

Based on our reading of the AICPA International Practices Task Force (November 25, 2003) Highlights, which included an extract from the SEC Staff Training Manual Topic Six.II.E "Changes in Fiscal Year End", we concluded that it would be appropriate to provide one 20-F for the 14 months ended December 31, 2004 which would include audited financial statements (i) for the 14 month period, and (ii) unaudited financial statements for the 2 months ended December 31, 2003 and (iii) unaudited financial statements for the 12 months ended December 31, 2004. (ie, one 12-month period and one 2-month period), and sought the relief shown in example 3.b. of that extract.

Since the 12 months ended October 31, 2004 had been reviewed, we felt that the most informative disclosure would have been for the (i) 12 months ended October 31, 2004 and (ii) 2 months ended December 31, 2004.

We also felt that the information presented in our annual report would be more understandable and useful to readers if it were contained in one filing as opposed to two filings (one stub-period filing and one annual report).

The Form 20-F Transition Report would have been due at the end of March 2005. Our Canadian attorneys had had informal conversations with the Deputy Chief Accountant's office once we determined we had a potential issue with the transition period filing, in June 2005. On June 22, 2005, Mr. Olinger of the SEC advised that one 14-month period with a 12- and 2-month split would be acceptable.

We are also prepared to undertake to provide an Annual Report on Form 20-F or Form 40-F for the year ended December 31, 2005, on or before March 31, 2006.

a.	A transition report on Form 20-F should be filed within the later of three months after either the end of the transition period or the date of the issuer elected to change its fiscal year.

b.
The transition report on Form 20-F (referred to in a. above) should include unaudited financial statements, reconciled to U.S. GAAP and information required by Items 3,9, 15, 16, and 17 or 18 of Form 20-F.

c.	The next annual report on Form 20-F should include audited financial statements for this transition period.

	Comment	Response

5.	Exhibit 99.1 and 99.2	Amended certifications have been attached, and are presented as Exhibits 12.1 and 12.2.
Please revise the certification to be consistent with the language specified in the standard version. Please refer to the Instructions as to the Exhibits, exhibit 12, of Form 20-F.

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 604-684-6365.

Yours truly,
ANOORAQ RESOURCES CORPORATION

/s/ Paul Mann

Paul Mann, CA
Controller and Finance Manager

cc:	McCarthy Tetrault Jeffrey Mason, CFO